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July 3, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Jeffrey Riedler, Assistant Director

                        Jennifer Riegel, Special Counsel

                        Karen Ubell, Staff Attorney

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Lisa Vanjoske, Senior Staff Accountant Tabatha Akins, Staff Accountant Re: OncoMed Pharmaceuticals, Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed June 24, 2013 File No. 333-181331	File No. 039215-0005

Ladies and Gentlemen:

On behalf of OncoMed Pharmaceuticals, Inc. (the “Company”), we are hereby filing Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2012 and amended by Amendment No. 1 on June 15, 2012, Amendment No. 2 on July 3, 2012, Amendment No. 3 on July 5, 2012 and Amendment No. 4 on October 25, 2012, Amendment No. 5 on December 3, 2012, Amendment No. 6 on April 2, 2013 and Amendment No. 7 on June 24, 2013 (the “Registration Statement”), for the initial public offering of the Company’s common stock, par value $0.001 per share (the “Offering”). For your convenience, we are providing a courtesy package that includes eight copies of Amendment No. 8, five of which have been marked to show changes from Amendment No. 7 to the Registration Statement, as well as a copy of this letter.

Amendment No. 7 has been revised to reflect the Company’s responses to the comment received by email on June 27, 2013, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto.

Business, page 71

Our Product Candidates and Preclinical Programs, page 78

1.	Please revise your tables under “Planned Clinical Milestones” to clarify the milestone(s) that you expect to achieve with each clinical trial listed therein through 2016. In addition, to the extent you have already disclosed your expected timeframe for achievement of any of the clinical milestones identified to be prior to the end of 2016, please expand your disclosure to restate the general timeframe in which you expect to achieve the milestone. In addition, for each trial that you list twice, please clarify why you are listing the trial twice.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 80 of Amendment No. 8.

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July 3, 2013

We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	Paul J. Hastings, OncoMed Pharmaceuticals, Inc.

William D. Waddill, OncoMed Pharmaceuticals, Inc.

Alicia J. Hager, OncoMed Pharmaceuticals, Inc.

Donald J. Murray, Covington & Burling LLP

Alan C. Mendelson, Latham & Watkins LLP